77C.

Morgan Stanley Global Strategist Fund
Special Shareholders Meeting
September 27, 2012

Approval of an Agreement and Plan of Reorganization between Morgan Stanley Global Strategist Fund ("Acquired Fund") and Morgan Stanley Institutional Fund Trust, on behalf of the Global Strategist Portfolio ("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

For:	13,360,873
Against:	524,208
Abstain:	1,508,749